MACDONALD TUSKEY

CORPORATE AND SECURITIES LAWYERS

Suite 1210, 777 Hornby Street	Telephone: (604) 689-1022
Vancouver, B.C.	Facsimile: (604) 681-4760
V6Z 1S4 CANADA	Email: info@wlmlaw.ca
Email: wmacdonald@wlmlaw.ca
Email: svirani@wlmlaw.ca
Email: lkowan@wlmlaw.ca

Reply Attention of	William Macdonald
Direct Tel.	604.648-1670
EMail Address	wmacdonald@wlmlaw.ca
Our File No.	28715-0001 / @BCL@1C08CA38.DOC

October 27, 2008

VIA FAX AND EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Karl Hiller
Branch Chief

Dear Sirs:

Re:	Cheetah Oil & Gas Ltd.
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed May 15, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2008
Filed May 20, 2008
Form 10-Q for Fiscal Quarter Ended June 30, 2008
Filed August 14, 2008
File No. 000-26907

We are the solicitors for the Company. We refer to your letter of September 25, 2008 addressed to the Company with your comments on the Company's Form 10-KSB for fiscal year ended December 31, 2007, filed May 15, 2008, Form 10-Q for fiscal quarter ended March 31, 2008, filed May 20, 2008 and Form 10-Q for fiscal quarter ended June 30, 2008, filed August 14, 2008. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the States of New York and Washington.

MACDONALD TUSKEY

CORPORATE AND SECURITIES LAWYERS

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Financial Statements, page 22

1.

We note that Ernst & Young LLP, the successor auditor, relies on the report of the predecessor auditor in expressing its opinion on the inception-to-date information. However, the predecessor’s audit report is not included in the filing. As reference is made to the report of a predecessor auditor, the report of the predecessor auditor must be included in the filing to comply with Rule 2-05 of Regulation S-X.

We have included the audit report of Moore Stephens Ellis Foster Ltd., to the Form 10- KSB /A.

Statement of Operations

2.

We note that you report $14,235,365 of cumulative loss for the period from inception to December 31, 2007. However, you report cumulative loss for the same period as $14,085,365 in the statement of cash flows. Please resolve this inconsistency

The difference totalling $150,000 represents a Transitional Adjustment to the beginning balance that related to the settlement of a lawsuit. The $150,000 is reflected in the cumulative loss for the period from inception to December 31, 2007 and not in the 12 month period ending December 31, 2007. The cash flow cumulative opening balance will have a difference of $150,000. This amount is reflected in the cumulative Accounts Payable ended December 31, 2007.

Statements of Stockholders’ Equity

3.

We note that your statements of stockholders’ equity include changes from December 31, 2004 through December 3, 2007 instead of from the earliest period as presented in your filing. Please expand your statements of stockholders’ equity to include the activity from inception to comply with paragraph 11(d) of SFAS 7.

We have expanded the statements of stockholders’ equity to include activity from inception.

Note 5 – Dilution of Cheetah Oil & Gas (B.C.) Limited

4.

We note that you no longer have a controlling interest in Cheetah Oil & Gas (B.C.) Limited (“Cheetah BC”), as of November 30, 2007, as a result of selling 90% of Cheetah BC to Kepis & Pobe Investments Inc. (“K&P”). You further state that you recorded the remaining 10% ownership of Cheetah BC on the cost basis because you do not exercise significant influence over Cheetah BC. Tell us why you do not report activity associated with the disposal as discontinued operations, as would ordinarily be expected, following

MACDONALD TUSKEY

CORPORATE AND SECURITIES LAWYERS

the guidance paragraphs 41 through 45 of SFAS 144. Please identify the factors you have considered, with details sufficient to understand the reasons you believe this guidance does not apply to you, under the circumstances.

The 10% remaining ownership of Cheetah BC was recorded on the cost basis because we do not exercise significant influence over Cheetah BC. The treatment for the sale was recorded as a “dilution” rather than “the disposal as discontinued operations” since the Company still holds 10% ownership of Cheetah BC.

Note 11 – Advance Payable

5.

We note that you entered into agreement to issue common stock to settle $233,474 of accrued interest payable on advances. You state that since the common stock was not issued by December 31, 2007, the accrued interest payable was presented on the balance sheet as “shares to be issued”. However, you report this item within equity.

The Company entered into an agreement with the debtors in December 2007 to accept shares for the interest due. The agreement was accepted by the Company and the debtors in December 2007 and therefore was presented on the balance sheet as “shares to be issued” within equity. The shares have subsequently been issued.

Controls and Procedures, page 23

6.

It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment on internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

The section on Controls and Procedures has now been updated to provide our management’s assessment on the Company’s internal control over financial reporting.

7.

We note your statement that management evaluated the effectiveness of the design and operation of your disclosure controls and procedures as of end of the period covered by your report. However, you have not disclosed their conclusion, contrary to the guidance in Item 307 of Regulation S-B. Please resolve this disclosure deficiency. Further, given management’s failure to report on internal control over financial reporting, if you had concluded that your disclosure controls and procedures were effective as of December 31, 2007, you would need to clarify because of this failure, you must now conclude that your disclosure controls and procedures were not effective as of year-end.

MACDONALD TUSKEY

CORPORATE AND SECURITIES LAWYERS

The section on Controls and Procedures has now been updated to disclose that there were certain deficiencies and that our disclosure controls and procedures were not effective as at the year ended December 31, 2007.

8.

Please revise your disclosure about changes in internal control over financial reporting as necessary to clarify which of the changes that you describe as having been implemented since October 2006 occurred during the quarter ended December 31, 2007, to comply with Item 308(c) of Regulation S-B.

There have been no changes to internal control over financial reporting.

Exhibits

9.

We note that you filed your Principal Executive Officer and Principal Financial Officer certifications. Please review these certifications to include the introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-B.

We have amended the certifications and attach them for your review.

Enclosed, please find the Company’s acknowledgement as requested in your letter.

We look forward to the receipt of any further comments which you may have in regard to the Amended Form 10-KSB shortly. Should you have any questions, please do not hesitate to contact the writer.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per:	/s/ William L. Macdonald

William L. Macdonald

/lk